                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. 2)

                                  Endesa, S.A.
                                (Name of Issuer)


                    Ordinary Shares, nominal value (euro)1.20 each
                         (Title of Class of Securities)

                                   00029274F1
                                 (CUSIP Number)

                              David Aufhauser, Esq.
                                     UBS AG
                                 299 Park Avenue
                               New York, NY 10171
                                 (212) 821-3000
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)


                                 April 10, 2007
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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CUSIP NO. 00029274F1                  13D                      PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      UBS AG (for the benefit of UBS Investment Bank, Wealth Management USA and Global Wealth Management and Business Banking business groups of UBS AG)
      * See Item 5.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY
--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      BK.AF, WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Switzerland
--------------------------------------------------------------------------------
   NUMBER OF       7    SOLE VOTING POWER
                        74,112,648
     SHARES
                 ---------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
                        0
    OWNED BY
                 ---------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
                        74,112,648
    REPORTING    ---------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
   PERSON WITH          0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      74,112,648
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      BK

CUSIP NO. 00029274F1                  13D                      PAGE 3 OF 6 PAGES

Item 1.  Security and Issuer.
------   ---------------------

     This Amendment No. 2 to Schedule 13D amends the original Schedule 13D filed on March 9, 2007 (the "Schedule 13D") by UBS AG (the "Reporting Person"), relating to the ordinary shares, nominal value (euro)1.20 each (the "Shares"), of Endesa, S.A., a corporation organized under the laws of Spain (the "Issuer"). Capitalized terms used herein and not defined have the same meaning assigned thereto under the Schedule 13D.

Item 4.  Purpose of Transaction.
------   ----------------------

     The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

     On April 10, 2007, UBS Limited, as a mandated lead arranger and bookrunner, entered into a (euro)35,000,000,000 Credit Facility Agreement (the "Credit Facility Agreement") between Enel S.p.A., Enel Finance International S.A. ("EFI"), and Banco Santander Central Hispano, S.A., Bayerische Hypo-und Vereinsbanks AG, Milan Branch, Intesa Sanpaolo S.p.A., and Mediobanca - Banca di Credito Finanziario S.p.A. as the other mandated lead arrangers and bookrunners and Mediobanca - Banca di Credito Finanziario S.p.A. as agent and Banco Santander Central Hispano, S.A. as issuer of the bank guarantees. The Credit Facility Agreement is incorporated herein by reference to Exhibit 99.31 of the Amendment No. 9 to the statement on Schedule 13D filed by Enel with the Securities and Exchange Commission on April 13, 2007.

     The Credit Facility Agreement is composed of three tranches. The first tranche consists of (euro)10,000,000,000 with a one year maturity, subject to a term-out option for a further 18 months. The second tranche consists of
(euro)15,000,000,000 with a three year maturity. The third tranche consists of
(euro)10,000,000,000 with a five year maturity. The interest rate applicable to the credit extended under the Credit Facility Agreement will vary depending on Enel S.p.A.'s credit rating from time to time. The entire credit line may be fully or partially prepaid with no penalties.

     This summary is qualified in its entirety by reference to the credit facility agreement with Enel S.p.A and EFI filed as Exhibit 6 to this Schedule 13D and incorporated by reference to Exhibit 99.31 of the Amendment No. 9 to the statement on schedule 13D filed by Enel with the Securities and Exchange Commission on April 13, 2007.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

     The response set forth in Item 6 of the Schedule 13D is hereby amended by the addition of the paragraphs set forth under Item 4 above.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

     Exhibit 6: Credit Facility Agreement dated April 10, 2007, between Enel S.p.A., Enel Finance International S.A. and Banco Santander Central Hispano, S.A., Bayerische Hypo-und Vereinsbanks AG, Milan Branch, Intesa Sanpaolo S.p.A., Mediobanca - Banca di Credito Finanziario S.p.A. and UBS Limited as mandated lead arrangers and bookrunners and Mediobanca - Banca di Credito Finanziario S.p.A. as agent and Banco Santander Central Hispano, S.A. as issuer of the bank guarantees, incorporated herein by reference to Exhibit 99.31 of the Amendment No. 9 to the statement on Schedule 13D filed by Enel with the Securities and Exchange Commission on April 13, 2007.


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CUSIP NO. 00029274F1                  13D                      PAGE 4 OF 6 PAGES

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2007                           UBS AG

                                                        /s/ David Kelly
                                                --------------------------------
                                                By:     David Kelly
                                                Title:  Managing Director




                                                         /s/ Edward Buscemi
                                                --------------------------------
                                                By:     Edward Buscemi
                                                Title:  Executive Director



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CUSIP NO. 00029274F1                  13D                      PAGE 5 OF 6 PAGES

                                  EXHIBIT INDEX

Exhibit
-------
   6      Exhibit 6: Credit Facility Agreement dated April 10, 2007, between
          Enel S.p.A , Enel Finance International S.A. and Banco Santander
          Central Hispano, S.A., Bayerische Hypo-und Vereinsbanks AG, Milan
          Branch, Intesa Sanpaolo S.p.A., Mediobanca - Banca di Credito
          Finanziario S.p.A. and UBS Limited as mandated lead arrangers and bookrunners and Mediobanca - Banca di Credito Finanziario S.p.A. as
          agent and Banco Santander Central Hispano, S.A. as issuer of the bank guarantees, incorporated by reference to Exhibit 99.31 of the
          Amendment No. 9 to the statement on Schedule 13D filed by Enel with the Securities and Exchange Commission on April 13, 2007.